UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ocean Bio-Chem, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

674631106
(CUSIP Number)

Philip Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300

with a copy to:

Stephen M. Gill and Katherine Terrell Frank
Vinson & Elkins LLP
845 Texas Avenue Suite 4700
Houston, Texas 77002
(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 674631106

1	NAMES OF REPORTING PERSONS
OneWater Marine Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by OneWater Marine Inc., a Delaware corporation (“OneWater” or the “Reporting Person”), with the Securities and Exchange Commission on July 1, 2022 (the “Original Schedule 13D”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Ocean Bio-Chem, Inc., a Florida corporation (the “Issuer” or “Ocean Bio-Chem”). Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D. This Amendment constitutes an exit filing of the Reporting Person in respect of the Common Stock previously reported as beneficially owned by the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On August 9, 2022, the transactions contemplated by the Merger Agreement, including the Acquisition, were consummated. Pursuant to the Acquisition, Merger Sub merged with and into Ocean Bio-Chem with Ocean Bio-Chem surviving the merger as a wholly owned subsidiary of OneWater. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, each share of Common Stock of Ocean Bio-Chem issued and outstanding immediately prior to the effective time of the Acquisition (other than the Cancelled Shares or Dissenting Shares, each as defined in the Merger Agreement) was converted into the right to receive $13.08 in cash. At the effective time of the Acquisition, the irrevocable proxies granted to the Reporting Person or any designee of the Reporting Person under the Support Agreements entered into with: (i) Peter G. Dornau, (ii) Gregor M. Dornau, and (iii) Peter Dornau Family LLC were automatically terminated in accordance with the terms of the Support Agreements.

As a result of the foregoing and as of the effective time of the Acquisition, to the extent the terms of the Support Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of shares of Common Stock, the Reporting Person is no longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment are incorporated by reference herein.

To the extent the terms of the Support Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Common Stock, the Reporting Person, as a result of the consummation of the Acquisition and the termination of the proxies granted under the Support Agreements, is longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own such shares of Common Stock.

In addition, as a result of the consummation of the Acquisition, none of persons listed in Schedule A hereto beneficially own any shares of Common Stock.

(c).          Except for the foregoing transactions and as set forth in this Amendment with reference to the Merger Agreement and the Support Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of Common Stock or during the past 60 days.

(d).          Except with reference to the Merger Agreement and the Support Agreements and the transactions contemplated thereby, and except as set forth in this Amendment and the Original Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer previously reported on the Original Schedule 13D.

(e).          As of August 9, 2022 and as a result of the consummation of the Acquisition and the termination of the proxies granted under the Support Agreements, to the extent the terms of the Support Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Common Stock, the Reporting Person no longer beneficially owns any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2022
ONEWATER MARINE INC.

	By:	/s/ Jack Ezzell
Jack Ezzell
Chief Financial Officer